UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 9, 2020

BUILDING BITS PROPERTIES I, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-0619242
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

425 NW 10th Ave., Suite 306, Portland, OR 97209
(Full mailing address of principal executive offices)

(503) 546-4049
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Bits / Preferred Bits

Item 9.	Other Events

Press Release

On November 9, 2020, RW Holdings NNN REIT, Inc. (the “NNN REIT”) issued a press release regarding its recent acquisition of buildingbits.com. NNN REIT completed its acquisition through its indirect, wholly-owned subsidiary, modiv Advisors, LLC. A copy of NNN REIT’s press release is attached hereto as Exhibit 15 and is incorporated herein solely for purposes of this Item 9 disclosure.

Exhibits

Exhibit No.	Description
15	Press Release dated November 9, 2020

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUILDING BITS PROPERTIES I, LLC

By: BuildingBits Asset Management, LLC Its: Manager

	By:	/s/ Alexander Aginsky
	Name:	Alexander Aginsky
	Title:	Chief Executive Officer

Date: November 9, 2020